UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2008
May 7, 2008. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the first quarter of fiscal year 2008, ended March 31, 2008.1

CONSOLIDATED BALANCE SHEET	Quarter
AND INCOME STATEMENT	Pro forma			Growth
(Ps. millions)	1Q 07	4Q 07	1Q 08	1Q 08 / 4Q 07	1Q 08 / 1Q 07
ASSETS
Loans and financial leases, net	30,256,035	36,245,473	36,607,315	1.00%	20.99%
Investment securities, net	6,537,483	5,774,251	5,899,352	2.17%	-9.76%
Other assets	8,282,094	10,131,925	9,228,530	-8.92%	11.43%

Total assets	45,075,612	52,151,649	51,735,197	-0.80%	14.77%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,513,334	34,374,150	33,299,951	-3.13%	12.83%
Non-interest bearing	4,633,023	5,804,724	4,676,607	-19.43%	0.94%
Interest bearing	24,880,311	28,569,426	28,623,344	0.19%	15.04%
Other liabilities	11,472,591	12,578,229	13,514,534	7.44%	17.80%
Total liabilities	40,985,925	46,952,379	46,814,485	-0.29%	14.22%
Shareholders’ equity	4,089,687	5,199,270	4,920,712	-5.36%	20.32%

Total liabilities and shareholders’ equity	45,075,612	52,151,649	51,735,197	-0.80%	14.77%

Interest income	1,039,588	1,375,701	1,419,605	3.19%	36.55%
Interest expense	423,273	588,349	623,160	5.92%	47.22%
Net interest income	616,315	787,352	796,445	1.15%	29.23%
Net provisions	(70,395)	(210,719)	(173,234)	-17.79%	146.09%
Fees and income from service, net	266,061	348,778	306,941	-12.00%	15.36%
Other operating income	32,305	132,207	134,743	1.92%	317.10%
Operating expense	(547,843)	(601,721)	(600,639)	-0.18%	9.64%
Non-operating income, net	2,903	3,821	(53,429)	-1498.30%	-1940.48%
Income tax expense	(92,951)	(137,222)	(156,951)	14.38%	68.85%

Net income	206,395	322,496	253,876	-21.28%	23.00%

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank’s principal accounting policies in the quarter ended March 31, 2008. The statements of income for the quarter ended March 31, 2008 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

This report contains pro forma figures for 1Q07. The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of BANCOLOMBIA would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. These pro forma financial statements reflect certain assumptions, including (i) that the acquisition of Banagricola S.A. (“BANAGRICOLA”) was consummated on June 30, 2006, while it in fact occurred in May 2007, and (ii) that the Bank’s capital structure at June 30, 2006 was the same as the one present at July 31, 2007. The unaudited pro forma financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs resulting from or expected to result from the acquisition of BANAGRICOLA.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: April 1 2008 Ps. 1,834.96= US$ 1 Average Representative Market Rate March 2008 Ps. 1,913.42= US$ 1

1.	SUMMARY:

During the quarter ended March 31, 2008 (“1Q08”) BANCOLOMBIA recorded net income of Ps. 253.9 billion, an increase of 23.0% as compared to the pro forma Ps. 206.4 billion for the quarter ended March 31, 2007 (“1Q07”). This increase was mainly driven by:

•	Net interest income that amounted to Ps. 796.4 billion in 1Q08, resulting in an increase of 29.2% as compared to the pro forma figures for 1Q07.
•	Net fees and income from services that amounted to Ps. 306.9 billion in 1Q08, representing an increase of 15.4% as compared to the pro forma figures for 1Q07.
•	Other operating income that amounted to Ps. 134.7 billion in 1Q08, representing an increase of 317.1% as compared to the pro forma figures for 1Q07.
•
Total operating expenses that amounted to Ps. 584.1 billion in 1Q08. This represents an increase in total operating expenses of 0.4% as compared to the quarter ended December 31 2007 (“4Q07”) and 9.8% as compared to the pro forma figures for 1Q07.

•
The Bank’s efficiency ratio that amounted to 48.5% for 1Q08. Efficiency is measured as the ratio between operating expenses and net operating income. The efficiency ratio for 1Q08 compares favorably to the 59.9% pro forma efficiency ratio for 1Q07.

The operating results for 1Q08 were partially off-set by:
•	Provisions for loan and accrued interest losses that amounted to Ps. 193.9 billion for 1Q08. This represents an increase of 99.7% when compared to the pro forma figures for 1Q07.
•	Income tax expense for 1Q08 that amounted to Ps 156.9 billion. This represents an increase of 14.4% as compared to 4Q07 and 68.8% as compared to the pro forma figures for 1Q07.

As of March 31, 2008, BANCOLOMBIA’s net loans totaled Ps. 36,607 billion, increasing 21.0% as compared to the pro forma Ps. 30,256 billion as of March 31, 2007. The lower loan growth rate correlates with the higher interest rates implemented by Colombian Central Bank (the “Central Bank”) as part of a more restrictive monetary policy intended to maintain sustainable long term growth for the Colombian economy.

BANCOLOMBIA’s ratio of past due loans to total loans as of March 31, 2008 increased to 3.4% as compared to 2.9% in 4Q07 and to 2.9% in 1Q07. An increased number of delinquencies during 1Q08 affected this ratio.

	Quarter
	Pro forma
KEY FINANCIAL HIGHLIGHTS	1Q 07	4Q 07	1Q 08
Net Income (Ps. millions)	206,395	322,496	253,876
Basic and Diluted net income per ADS	0.478	0.813	0.702
Return on average total assets (1)	1.87%	2.57%	1.95%
Return on average shareholders’ equity (2)	19.65%	25.99%	19.67%
P/BV ADS (3)	2.92	2.61	2.60
P/BV Local (4) (5)	2.89	2.56	2.36
P/E (6)	14.37	10.39	11.86
ADR price	27.69	34.20	35.46
Weighted average of Preferred and Common Shares outstanding	787,827,003	787,827,003	787,827,003

(1)	Defined as annualized quarterly net income divided by monthly average assets.

(2)	Defined as annualized quarterly net income divided by monthly average equity.

(3)	Defined as ADS price divided by ADS book value.

(4)	Defined as share price divided by share book value.

(5)	Share prices on the Colombian Stock Exchange

(6)	Defined as market capitalization divided by annualized quarter results
2.	CONSOLIDATED BALANCE SHEET
2.1.	Assets

BANCOLOMBIA’s total assets amounted to Ps. 51,735 billion as of March 31, 2008, a decrease of 0.8% as compared to Ps. 52,152 billion as of December 31, 2007 and an increase of 14.8% as compared to the pro forma Ps. 45,076 billion as of March 31, 2007.

2.1.1.	Loan Portfolio

Net loans and financial leases represented 70.8% of assets as of March 31, 2008, amounting to Ps. 36,607 billion. Loan growth was moderate in 1Q08, registering a 1.0% increase as compared to 4Q07 and 21.0% as compared to the pro forma figures for 1Q07, driven by the following factors:

•
As a consequence of the more restrictive monetary policy implemented by the Central Bank since the first quarter of 2006, higher interest rates have generally slowed the loan growth of Colombian financial institutions, including BANCOLOMBIA.

•
A strong appreciation of the Colombian peso against the U.S. dollar in 1Q08 (8.9% nominal appreciation) affected the loan growth because of a lower Colombian peso conversion of the U.S. dollar denominated loans; which comprise 26.3% of the Bank’s gross loan portfolio as of March 31, 2008. Colombian peso denominated loans grew 3.0% as compared to 4Q07 and 29.0% as compared to pro forma figures for 1Q07. For the same periods, the U.S. dollar denominated loans grew 3.8% and 18.7% U.S dollar terms respectively, but overall growth was impacted by U.S. dollar depreciation.

LOAN PORTFOLIO	Mar-07	As of		Growth
(Ps. millions)	Pro forma	Dec-07	Mar-08	Mar-08/Dec-07	Mar-08/Mar-07
CORPORATE
Working capital loans	14,321,116	16,099,499	15,825,682	-1.70%	10.51%
Loans funded by domestic development banks	425,181	882,715	851,755	-3.51%	100.33%
Trade Financing	862,772	1,159,546	1,229,712	6.05%	42.53%
Overdrafts	136,225	59,146	141,521	139.27%	3.89%
Credit Cards	57,488	43,159	37,949	-12.07%	-33.99%

TOTAL CORPORATE	15,802,782	18,244,065	18,086,619	-0.86%	14.45%

RETAIL AND SMEs
Working capital loans	2,458,697	3,729,344	3,691,082	-1.03%	50.12%
Personal loans	3,752,791	3,778,558	3,835,763	1.51%	2.21%
Loans funded by domestic development banks	386,862	719,211	752,106	4.57%	94.41%
Credit Cards	1,020,386	2,020,611	2,123,973	5.12%	108.15%
Overdrafts	199,369	218,006	288,780	32.46%	44.85%
Automobile loans	1,047,345	1,312,396	1,333,066	1.57%	27.28%
Trade Financing	67,615	97,978	73,653	-24.83%	8.93%

TOTAL RETAIL AND SMEs	8,933,065	11,876,104	12,098,423	1.87%	35.43%

MORTGAGE	2,752,105	2,883,628	3,066,537	6.34%	11.43%

FINANCIAL LEASES	3,832,573	4,698,827	4,814,395	2.46%	25.62%

Total loans and financial leases	31,320,525	37,702,624	38,065,974	0.96%	21.54%
Allowance for loan losses and financial leases	(1,064,490)	(1,457,151)	(1,458,659)	0.10%	37.03%

Total loans and financial leases, net	30,256,035	36,245,473	36,607,315	1.00%	20.99%

Corporate loans amounted to Ps. 18,087 billion as of March 31, 2008, decreasing 0.9% as compared to 4Q07 and increasing 14.4% as compared to pro forma Ps. 15,803 billion for 1Q07. Corporate loans represent 47.5% of BANCOLOMBIA’s gross loan portfolio.

Retail and small and medium-sized enterprise (“SME”) loans amounted to Ps. 12,098 billion as of March 31, 2008. This represents an increase of 1.9% as compared to 4Q07 and 35.4% as compared to the pro forma figures for 1Q07. Retail and SME’s loans represent 31.8% of BANCOLOMBIA’s gross loan portfolio.

Financial leases amounted to Ps. 4,814 billion, increasing 2.5% as compared to 4Q07 and 25.6% as compared to pro forma figures for 1Q07. Financial leases represent 12.6% of the gross loan portfolio.

Mortgage loans, which represent 8.1% of the gross loan portfolio, were the most dynamic segment in 1Q08 amounting Ps. 3,066 billion. Despite that BANCOLOMBIA did not securitize any mortgage loans in 1Q08, securitizations of this type of loans were significant in 2007 when the Bank securitized 50% of the loans originated. Mortgage loans, including past securitizations, recorded an increase of 17.3% compared to the pro forma figures for 1Q07 and 5.4% as compared to 4Q07.

2.1.2.	Investment Portfolio

As of March 31, 2008, BANCOLOMBIA’s net investment securities amounted to Ps. 5,899 billion and represented an increase of 2.2% when compared to the figures as of December 31, 2007, and a decrease of 9.8% when compared to the pro forma figures as of March 31, 2007.

As of March 31, 2008, investments in debt securities amounted to Ps. 5,688 billion and represented 96.4% of BANCOLOMBIA’s net investment securities, maintaining a stable relative size comprising 11.0% of total assets. Debt securities increased 1.6% as compared to December 31, 2007, when debt securities amounted to Ps. 5,597 billion and represented 10.7% of total assets, and a decrease of 9.1% as compared to the Ps. 6,259 billion pro forma figure as of March 31, 2007 which represented 14.5% of total assets.

Debt securities portfolio breakdown by type of issuer

	Government	Government		Corporate
Debt Securities	(Colombia)	(Others)	MBS (TIPS)	(Others)	Total
Trading	20%	0%	2%	15%	37%
Available for sale	11%	5%	11%	7%	34%
Held to Maturity	10%	10%	7%	3%	29%

Total	40%	15%	19%	25%	100%

*	“Govrnt” includes debt securities issued or backed by governments, “Corp” means debt securities issued by corporations and “MBS” means Colombian mortgage backed securities or TIPS.
2.1.3. Asset Quality
As of March 31, 2008, the Bank’s past due loans accounted for 3.4% of total loans, increasing from the 2.9% recorded as of December 31, 2007 and from the 2.8% recorded in the pro forma figures for 1Q07.
The asset deterioration presented during the period was driven by:
•	Lower loan growth rates and the maturing of some of the Bank’s recently originated loans.

•	Higher interest rates affecting the loan portfolio and the economy directly impact the level of delinquencies and contribute to the deterioration trend.
The level of coverage measured by the ratio of allowances to past due loans decreased to 115.2% from 134.9% in 4Q07. The ratio of allowances to loans classified as C, D and E (i.e. those of an inferior quality as measured by their number of days past due) at the end of 1Q08 increased to 131.4% from 127.4% in 4Q07.
As of March 31, 2008, allowances for loan losses represent 4.15% of gross loans and financial leases, while non performing loans represent 1.86% of gross loans and financial leases.

LOANS AND FINANCIAL LEASES CLASSIFICATION	Mar-07
(Ps. millions)	Pro forma		Dec-07		Mar-08
“A” Normal	29,653,758	94.7%	35,397,502	93.9%	35,780,026	94.0%
“B” Subnormal	818,101	2.6%	1,135,023	3.0%	1,152,247	3.0%
“C” Deficient	323,033	1.0%	300,085	0.8%	301,742	0.8%
“D” Doubtful recovery	266,480	0.9%	604,034	1.6%	518,490	1.4%
“E” Unrecoverable	259,153	0.8%	265,980	0.7%	313,469	0.8%

Total	31,320,525	100%	37,702,624	100%	38,065,974	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	2.7%		3.1%		3.0%

	As of
ASSET QUALITY	Pro forma			Growth
( Ps. millions)	Mar-07	Dec-07	Mar-08	1Q 08 / 4Q 07	1Q 08 / 1Q 07
Total performing past due loans (1)	406,028	438,566	584,416	33.26%	43.93%
Total non-performing past due loans	484,475	666,367	708,370	6.30%	46.21%
Total past due loans	890,503	1,104,933	1,292,786	17.00%	45.17%
Allowance for loans and accrued interest losses	1,080,312	1,490,454	1,489,572	-0.06%	37.88%
Past due loans to total loans	2.84%	2.93%	3.40%
Non-performing loans as a percentage of total loans	1.55%	1.77%	1.86%
“C”, “D” and “E” loans as a percentage of total loans	2.71%	3.10%	2.98%
Allowances to past due loans (2)	121.31%	134.89%	115.22%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	127.30%	127.38%	131.39%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	222.99%	223.67%	210.28%
Allowance for loan and accrued interest losses as a percentage of total loans	3.45%	3.95%	3.91%
Percentage of performing loans to total loans	98.45%	98.23%	98.14%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interests have not been received for those periods. Once interest is unpaid on accrual loans, the loan is classified as non-performing. To check the periods where a loan is past due or non-performing please read the foot note on page 136 of the Bank’s 2006 20-F. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2)	Allowance means allowances for loan and accrued interest losses.
2.2	Liabilities
As of March 31, 2008, BANCOLOMBIA had Ps 33,300 billion of total deposits which represents a decrease of 3.1% as compared to 4Q07 and an increase of 12.8% as compared to the pro forma figures for 1Q07.
Non-interest bearing deposits decreased 19.4% over 1Q08 due primarily to the seasonal effect caused by lower economic activity at the beginning of the fiscal year and increased 0.9% as compared to 1Q07. Interest bearing deposits increased 0.2% in 1Q08 and 15.0% as compared to the pro forma figures for 1Q07. As a result, deposit composition changed over the last 12 months non-interest bearing deposits reached 14% of total deposits by 1Q08 while interest bearing deposits increased their relative proportion to 86% of total deposits. These changes were driven by the implementation of marginal reserve requirements, which are higher for savings and checking accounts (27% marginal reserve requirement) than for time deposits (5% marginal reserve requirement), conditions that affect the funding preferences among Colombian banks.

	Mar-07	Participation	Dec-07	Participation	Mar-08	Participation
Checking Accounts	5,795,816	19.6%	6,868,275	20.0%	5,619,395	16.9%
Time Deposits	10,869,612	36.8%	14,304,727	41.6%	14,532,213	43.6%
Savings deposits	12,376,325	41.9%	12,697,288	36.9%	12,739,551	38.3%
Other	471,581	1.6%	503,860	1.5%	408,792	1.2%

Total Deposits	29,513,334	100%	34,374,150	100%	33,299,951	100%

2.3	Shareholders’ Equity
BANCOLOMBIA’s shareholders’ equity amounted to Ps. 4,921 billion at the end of 1Q08, which represents a decrease of 5.4% as compared to 4Q07 and an increase of 20.3% as compared to the pro forma figures for 1Q07. The decrease is explained by the dividend payment of Ps. 447.5 billion approved at the general shareholders meeting held on March 10, 2008.

At the end of 1Q08, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.9%, a slight decrease from the 12.67% recorded in 4Q07, but still 291 basis points above the minimum established by Colombian regulators.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS	Pro forma
Consolidated (Ps. millions)	Mar-07	Dec-07	Mar-08
Basic capital (Tier I)	3,975,804	4,729,101	4,386,709
Additional capital (Tier II)	488,576	1,179,216	1,088,900
Technical capital (1)	4,464,380	5,908,317	5,475,609
Risk weighted assets included market risk	39,344,974	46,628,036	45,978,130

CAPITAL ADEQUACY (2)	11.35%	12.67%	11.91%

(1)	Technical capital is the sum of basic capital and additional capital.

(2)	Capital Adequacy is technical capital divided by risk weighted assets.
3.	INCOME STATEMENT
BANCOLOMBIA’s net income amounted to Ps. 253.9 billion for 1Q08, increasing 23.0% over pro forma 1Q07, driven by higher net interest income, fees and other operating income, lower operating expenses and partially off-set by higher provisions and taxes over the quarter.
Net income for 1Q08 decreased 21.3% as compared to the Ps. 322.5 billion for 4Q07 due to lower fees, higher tax expenses and higher non-operating expenses.
Return on average equity for 1Q08 was 19.7% which represents a slight increase from 19.6% in the pro forma figures for 1Q07.
3.1.	Net Interest Income
During 1Q08, interest on loans reached Ps. 1,133 billion, increasing 5.8% as compared to 4Q07. This represents an increase of 42.0% as compared to the Ps. 797.9 billion recorded in the pro forma figures for 1Q07.
Interest on investment securities decreased 24.7% in 1Q08 to Ps. 79,703 million. This decrease was due to a decrease in the price of Colombian bonds which was led by higher inflation and interest rates during 1Q08.
Overall, total interest income increased 3.2% in 1Q08 over 4Q07. However, total interest expense increased at a higher rate of 5.9%, driven by the higher percentage of interest bearing deposits combined with higher interest rates paid on deposits and other interest bearing liabilities. As a result, net interest income increased 1.1% as compared to 4Q07 and loans net interest margin for 1Q08 decreased slightly to 8% from 8.1% in 4Q07. Net interest margin decreased from 7.2% in 4Q07 to 7.0% in 1Q08, as the net interest margin was affected by decreased consumer demand for investment securities.

3.2.	Provisions

Total net provisions for 1Q08 amounted to Ps. 173.2 billion, increasing 146.1% as compared to the pro forma figures for 1Q07 and decreasing 17.8% as compared to 4Q07. Specifically, provisions for loans and accrued interest losses increased 99.7% in 1Q08 as compared to pro forma 1Q07 driven by a larger loan portfolio, stricter regulatory requirements to regulation and a higher level of past due loans in 1Q08 as compared to the pro forma figures of 1Q07. On the other hand, recoveries on provisions for foreclosed assets and other assets decreased 67.9% over the same period, also contributing to the higher level of net provisions.

3.3.	Fees and Income from Services

Net fees and income from services amounted to Ps. 306.9 billion during 1Q08, increasing 15.4% as compared to the pro forma figures as of 1Q07, driven by the performance of credit and debit cards annual fees, commissions from banking services, fiduciary activities and collections and payment fees, each registering an increase above 20%. Net fees and income from services decreased 12% over 4Q07, due to seasonal decline in economic activity in the first quarter as compared to the typically dynamic fourth quarter.

Credit and debit card annual fees represented the highest share of fees and commissions from services, amounting to Ps 78.5 billion, an increase of 38.8% as compared to the pro forma figures for 1Q07. On the other hand, commissions from banking services and other services decreased 39.4% as compared to 4Q07, again, due to the lower economic activity in the first quarter.

BANCOLOMBIA’s accumulated unconsolidated credit card billing increased 32.0% when compared to the pro forma figures for 1Q07, resulting in a 25.5% market share of the Colombian credit card business. In addition, the Bank’s number of outstanding credit cards increased 30.5%, resulting in a 17.3% market share of the Colombian total outstanding credit cards at the end of 1Q08.

ACCUMULATED CREDIT CARD BILLING			%	2008
(Ps. millions)	Mar-07	Mar-08	Growth	Market Share
Bancolombia VISA	307,976	397,163	28.96%	8.11%
Bancolombia Mastercard	432,118	508,245	17.62%	10.38%
Bancolombia American Express	208,065	345,805	66.20%	7.06%
Total Bancolombia	948,159	1,251,214	31.96%	25.55%
Colombian Credit Card Market	4,370,977	4,897,204	12.04%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2008
(Outstanding credit cards)	Mar-07	Mar-08	Growth	Market Share
Bancolombia VISA	240,093	308,118	28.33%	5.86%
Bancolombia Mastercard	297,601	338,239	13.66%	6.43%
Bancolombia American Express	159,536	263,737	65.32%	5.02%
Total Bancolombia	697,230	910,094	30.53%	17.31%
Colombian Credit Card Market	4,752,429	5,257,267	10.62%
Source: Credibanco y Redeban multicolor
3.4.	Other Operating Income

Total other operating income amounted to Ps. 134.7 billion for 1Q08, continuing the performance of 4Q07, increasing 1.9% compared to 4Q07. Total other operating income increased 317.1% as compared to the pro forma figures for 1Q07 driven by foreign currency forward contracts. Foreign currency forward contracts gains sufficiently offset the currency exchange loss presented in 1Q08 as a consequence of the Colombian peso and its impact on the valuation of the Bank’s net U.S. dollar position.

3.5.	Operating expenses

During 1Q08, operating expenses amounted to Ps. 584.1 billion, posting a slight increase of 0.3% as compared to 4Q07 and an increase of 9.8% as compared to the pro forma figures for 1Q07.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) for 1Q08 decreased 4.1% as compared to 4Q07 and increased 8.6% as compared to the pro forma figures for 1Q07. This increase is due primarily to BANCOLOMBIA’s employees salary increase effective from the beginning of the year. Administrative and other expenses increased 6.6% as compared to 4Q07 and 8.3% as compared to the pro forma figures for 1Q07.

BANCOLOMBIA’s ratio of operating expenses to net operating income improved during 1Q08, reaching 48.5%, which compares favorably to the 59.9% recorded in the 1Q07 pro forma figures. The Bank’s efficiency, measured as operating expenses over average total assets, was 4.6% for 1Q08, a decline as compared to 5.0% in the pro forma figures for 1Q07 and to 4.8% in 4Q07.

3.6.	Non Operating Income / Expense

As a consequence of the decisions of the Tribunal Superior de Bogota which dismissed complaints filed by BANCOLOMBIA that sought the annulment of a January 30, 2004 arbitral award that ordered compensation to a class of minority shareholders of the former Banco de Colombia, and the annulment of a May 16, 2006 arbitral award that ordered compensation to the sellers of the former

Banco de Colombia, during 1Q08 the Bank recorded additional allowances that total Ps 52.42 billion, an amount, together with previous allowances, sufficient to cover the entire amount of both arbitral awards.

3.7.	Income tax expense

Income tax expense for 1Q08 amounted to Ps 156.9 billion increasing 14.4% as compared to 4Q07 and 68.8% as compared to the pro forma figures for 1Q07. The effective tax rate rose in 1Q08 because the tax expense for 1Q08 includes the income tax realized from dividends received from the Bank’s subsidiaries; these dividends, however, are not included in income for 1Q08 because they were recorded in the consolidated results for 2007.

	Quarter
PRINCIPAL RATIOS	1Q 07(1)
PROFITABILITY	Pro forma	4Q 07	1Q 08
Net interest margin(2)	6.34%	7.17%	7.03%
Return on average total assets(3)	1.87%	2.57%	1.95%
Return on average shareholders’ equity(4)	19.65%	25.99%	19.67%

EFFICIENCY
Operating expenses to net operating income	59.89%	47.44%	48.51%
Operating expenses to average total assets (5)	4.96%	4.80%	4.62%

CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.07%	9.14%	9.51%
Technical capital to risk weighted assets	11.35%	12.67%	11.91%

(1)	Calculated taking into account an average between the figures as of December 2006 and as of March 2007.

(2)	Net interest income divided by monthly average interest-earning assets.

(3)	Net income by monthly average assets.

(4)	Net income by monthly average shareholders’ equity.

(5)	Operating expenses divided by monthly average assets.

BALANCE SHEET				Growth
(Ps. Millions)	Mar-07	Dec-07	Mar-08	Quarter	Annual
ASSETS
Cash and due from banks	2,720,683	3,618,619	3,320,974	-8.23%	22.06%
Overnight funds sold	1,656,598	1,609,768	958,839	-40.44%	-42.12%
Total cash and equivalents	4,377,281	5,228,387	4,279,813	-18.14%	-2.23%
Debt securities	6,258,931	5,596,051	5,687,079	1.63%	-9.14%
Trading	2,470,100	1,916,012	2,108,656	10.05%	-14.63%
Available for Sale	1,659,142	1,954,593	1,917,520	-1.90%	15.57%
Held to Maturity	2,129,689	1,725,446	1,660,903	-3.74%	-22.01%
Equity securities	354,969	253,747	283,679	11.80%	-20.08%
Trading	184,153	93,125	121,505	30.48%	-34.02%
Available for Sale	170,816	160,622	162,174	0.97%	-5.06%
Market value allowance	-76,417	-75,547	-71,406	-5.48%	-6.56%
Net investment securities	6,537,483	5,774,251	5,899,352	2.17%	-9.76%
Commercial loans	19,233,043	23,397,058	23,358,467	-0.16%	21.45%
Consumer loans	5,358,972	6,593,211	6,702,199	1.65%	25.07%
Small business loans	143,832	129,900	124,376	-4.25%	-13.53%
Mortgage loans	2,752,105	2,883,628	3,066,537	6.34%	11.43%
Finance lease	3,832,573	4,698,827	4,814,395	2.46%	25.62%
Allowance for loan losses	-1,064,490	-1,457,151	-1,458,659	0.10%	37.03%
Net total loans and financial leases	30,256,035	36,245,473	36,607,315	1.00%	20.99%
Accrued interest receivable on loans	297,600	431,863	457,435	5.92%	53.71%
Allowance for accrued interest losses	-15,821	-33,303	-30,913	-7.18%	95.39%
Net total interest accrued	281,779	398,560	426,522	7.02%	51.37%
Customers’ acceptances and derivatives	177,061	196,001	269,180	37.34%	52.03%
Net accounts receivable	639,671	716,106	699,104	-2.37%	9.29%
Net premises and equipment	859,318	855,818	840,283	-1.82%	-2.22%
Foreclosed assets, net	41,935	32,294	27,102	-16.08%	-35.37%
Prepaid expenses and deferred charges	79,971	137,901	139,958	1.49%	75.01%
Goodwill	700,276	977,095	877,173	-10.23%	25.26%
Operating leases, net	212,565	488,333	608,014	24.51%	186.04%
Other	582,127	580,642	547,956	-5.63%	-5.87%
Reappraisal of assets	330,110	520,788	513,425	-1.41%	55.53%

TOTAL ASSETS	45,075,612	52,151,649	51,735,197	-0.80%	14.77%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,633,023	5,804,724	4,676,607	-19.43%	0.94%
Checking accounts	4,161,442	5,300,864	4,267,815	-19.49%	2.56%
Other	471,581	503,860	408,792	-18.87%	-13.31%
Interest bearing	24,880,311	28,569,426	28,623,344	0.19%	15.04%
Checking accounts	1,634,374	1,567,411	1,351,580	-13.77%	-17.30%
Time deposits	10,869,612	14,304,727	14,532,213	1.59%	33.70%
Savings deposits	12,376,325	12,697,288	12,739,551	0.33%	2.93%
Total deposits	29,513,334	34,374,150	33,299,951	-3.13%	12.83%
Overnight funds	719,476	2,005,490	2,455,473	22.44%	241.29%
Bank acceptances outstanding	54,912	55,208	61,698	11.76%	12.36%
Interbank borrowings	2,599,621	1,506,611	1,422,573	-5.58%	-45.28%
Borrowings from domestic development banks	2,664,219	3,344,635	3,524,201	5.37%	32.28%
Accounts payable	1,790,144	1,714,418	1,999,101	16.61%	11.67%
Accrued interest payable	238,826	286,627	324,977	13.38%	36.07%
Other liabilities	458,036	503,433	478,117	-5.03%	4.38%
Bonds	2,292,915	2,850,730	2,638,936	-7.43%	15.09%
Accrued expenses	425,934	218,860	521,335	138.20%	22.40%
Minority interest in consolidated subsidiaries	228,508	92,217	88,123	-4.44%	-61.44%

TOTAL LIABILITIES	40,985,925	46,952,379	46,814,485	-0.29%	14.22%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	384,088	393,914	393,914	0.00%	2.56%
Retained earnings	3,135,405	4,082,419	3,837,185	-6.01%	22.38%
Appropiated	2,929,010	2,995,496	3,583,309	19.62%	22.34%
Unappropiated	206,395	1,086,923	253,876	-76.64%	23.00%
Reappraisal and others	579,857	752,589	738,706	-1.84%	27.39%
Gross unrealized gain or loss on debt securities	-9,663	-29,652	-49,093	65.56%	408.05%

TOTAL SHAREHOLDER’S EQUITY	4,089,687	5,199,270	4,920,712	-5.36%	20.32%

INCOME STATEMENT				Growth
(Ps. Millions)	1Q 07	4Q 07	1Q 08	1Q 08/4Q 07	1Q 08/1Q 07
Interest income and expenses
Interest on loans	797,940	1,071,515	1,133,438	5.78%	42.05%
Interest on investment securities	99,655	105,916	79,703	-24.75%	-20.02%
Overnight funds	21,546	29,316	28,803	-1.75%	33.68%
Leasing	120,447	168,954	177,661	5.15%	47.50%
Total interest income	1,039,588	1,375,701	1,419,605	3.19%	36.55%
Interest expense
Checking accounts	10,158	10,595	8,819	-16.76%	-13.18%
Time deposits	161,643	250,289	276,826	10.60%	71.26%
Savings deposits	94,945	129,902	138,881	6.91%	46.28%
Total interest on deposits	266,746	390,786	424,526	8.63%	59.15%
Interbank borrowings	31,518	18,775	16,667	-11.23%	-47.12%
Borrowings from domestic development banks	55,510	81,678	84,665	3.66%	52.52%
Overnight funds	28,687	38,557	42,197	9.44%	47.09%
Bonds	40,812	58,553	55,105	-5.89%	35.02%
Total interest expense	423,273	588,349	623,160	5.92%	47.22%
Net interest income	616,315	787,352	796,445	1.15%	29.23%
Provision for loan and accrued interest losses, net	(97,060)	(257,857)	(193,882)	-24.81%	99.75%
Recovery of charged-off loans	19,255	24,525	21,841	-10.94%	13.43%
Provision for foreclosed assets and other assets	(22,011)	(6,810)	(10,616)	55.89%	-51.77%
Recovery of provisions for foreclosed assets and other assets	29,421	29,423	9,423	-67.97%	-67.97%
Total net provisions	(70,395)	(210,719)	(173,234)	-17.79%	146.09%
Net interest income after provision for loans and accrued interest losses	545,920	576,633	623,211	8.08%	14.16%
Commissions from banking services and other services	61,709	124,405	75,357	-39.43%	22.12%
Electronic services and ATM fees	18,899	22,630	21,392	-5.47%	13.19%
Branch network services	25,475	28,006	23,867	-14.78%	-6.31%
Collections and payments fees	29,411	36,925	36,896	-0.08%	25.45%
Credit card merchant fees	10,698	11,085	8,078	-27.13%	-24.49%
Credit and debit card annual fees	56,584	73,192	78,520	7.28%	38.77%
Checking fees	16,447	17,792	16,350	-8.10%	-0.59%
Warehouse services (2)	—	—	—	*	*
Fiduciary activities	16,039	19,244	19,804	2.91%	23.47%
Pension plan administration	21,823	20,274	20,854	2.86%	-4.44%
Brokerage fees	14,253	20,005	14,126	-29.39%	-0.89%
Check remittance	5,788	5,964	6,678	11.97%	15.38%
International operations	10,562	12,454	10,093	-18.96%	-4.44%
Fees and other service income	287,688	391,976	332,015	-15.30%	15.41%
Fees and other service expenses	(21,627)	(43,198)	(25,074)	-41.96%	15.94%
Total fees and income from services, net	266,061	348,778	306,941	-12.00%	15.36%
Other operating income
Net foreign exchange gains	(17,774)	13,313	(110,086)	-926.91%	519.37%
Forward contracts in foreign currency	29,577	72,224	166,002	129.84%	461.25%
Gains on sales of investments on equity securities	(15,185)	190	(96)	-150.53%	-99.37%
Gains on sale of mortgage loan	—	6,447	9,068	40.65%	0.00%
Dividend income	14,711	362	20,488	5559.67%	39.27%
Revenues from commercial subsidiaries	16,209	34,779	26,087	-24.99%	60.94%
Insurance income	357	6,520	4,812	-26.20%	1247.90%
Communication, postage, rent and others	4,410	(1,628)	18,468	1234.40%	318.78%
Total other operating income	32,305	132,207	134,743	1.92%	317.10%
Total income	844,286	1,057,618	1,064,895	0.69%	26.13%
Operating expenses
Salaries and employee benefits	202,200	217,124	219,217	0.96%	8.42%
Bonus plan payments	17,253	31,917	18,452	-42.19%	6.95%
Compensation	6,134	6,224	7,233	16.21%	17.92%
Administrative and other expenses	267,155	271,555	289,475	6.60%	8.35%
Deposit security, net	12,294	12,282	14,324	16.63%	16.51%
Donation expenses	1,146	12,980	973	-92.50%	-15.10%
Depreciation	25,646	29,944	34,404	14.89%	34.15%
Total operating expenses	531,828	582,026	584,078	0.35%	9.82%
Net operating income	312,458	475,592	480,817	1.10%	53.88%
Merger expenses	—	—	—	*	*
Goodwill amortization (1)	16,015	19,695	16,561	-15.91%	3.41%
Non-operating income (expense)
Other income	34,559	25,636	22,338	-12.86%	-35.36%
Minority interest	(7,575)	12,826	(3,761)	-129.32%	-50.35%
Other expense	(24,081)	(34,641)	(72,006)	107.86%	199.02%
Total non-operating income	2,903	3,821	(53,429)	-1498.30%	-1940.48%
Income before income taxes	299,346	459,718	410,827	-10.63%	37.24%
Income tax expense	(92,951)	(137,222)	(156,951)	14.38%	68.85%

Net income	206,395	322,496	253,876	-21.28%	23.00%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 7, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance